THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

September 25, 2007

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Everest Resources Corp.
Form SB-2 Registration Statement
File No. 333-145798

Dear Mr. Schwall:

     In response to your letter of comments dated September 20, 2007, please be advised as follows:

Risk Factors

     1. The risk factor regarding Mr. McLeod has been provided.

Our Proposed Exploration Program

     2. The disclosure regarding the exploration program has been provided.

     3. The samples have been described. Disclosure has been provided that Everest Resources Corp. does not have quality control/quality assurance protocols.

Other

     4. New consents have been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Everest Resources Corp.